UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of June 2011

Commission File No.: 001-35201

ZODIAC EXPLORATION INC.

(Translation of the registrant’s name into English)

400, 1324 – 17th Ave SW, Calgary, Alberta, Canada, T2T 5S8 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____

Form 40-F ____X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____________________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____________________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit 99.1 Press release dated June 09, 2011 99.2 Press release dated June 21, 2011

ZODIAC EXPLORATION INC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

Date: June 22, 2011	By:	/s/ Randy Neely
Name: Randy Neely
Title: Chief Financial Officer

Exhibit Index

Exhibit 99.1 Press release dated June 09, 2011 99.2 Press release dated June 21, 2011